UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS” (Registrant)

Date: March 2, 2009	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES TOP MANAGEMENT TRANSITION ON APRIL 2, 2009

Moscow and New York (March 2, 2009) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), the leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS), announced today plans for Alexander Izosimov, CEO and General Director of VimpelCom, to step down on April 2, 2009. The Board also announced that Boris Nemsic will become the CEO of VimpelCom and Alexander Torbakhov will become the General Director of VimpelCom on April 2, 2009.

Boris Nemsic currently serves as CEO of Telecom Austria Group, Austria’s telecoms market leader in mobile and fixed telecommunications with operations in eight countries.

Alexander Torbakhov currently serves as General Director of Rosgosstrakh Life Insurance Company. Rosgosstrakh Insurance is Russia’s largest insurance company.

Alexei Reznikovich, Chairman of VimpelCom said, “At a time of challenge and opportunity globally and in Russia, we are very enthusiastic about the new appointments of Boris Nemsic and Alexander Torbakhov. Together they bring great experience in world class telecoms and Russian executive management.” Further, he said, “I would also like to thank Alexander Izosimov for his five years of service and great contributions to the development and operational success of the Company.”

Boris Nemsic said, “It is an honor to join VimpelCom, a company with an extraordinary history and powerful “Beeline” brand. Together with Alexander Torbakhov, we look forward to leading VimpelCom to new heights.”

Alexander Torbakhov said, “I am proud to join such a wonderful company. Russia presents many opportunities and I am confident that we will find and develop them in order to make VimpelCom an even greater company.”

The Board has asked Alexander Izosimov to remain with the Company in a non-executive role as part of the management transition.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan,

Georgia and Armenia, as well as in Vietnam and Cambodia. The VimpelCom Group has licenses to operate in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADRs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com